

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 18, 2010

Via US Mail and Facsimile: (206) 404-6787

Colleen B. Brown
President and Chief Executive Officer
Fisher Communications, Inc.
100 4th Avenue N., Suite 510
Seattle, WA 98109

   Re: Fisher Communications, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed March 12, 2010
     File No. 000-22439

Dear Ms. Brown:

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       /s/ Larry Spirgel
       Assistant Director